GLOBEPAN RESOURCES, INC.
                           6518 121st Street, Suite 5
                            Surrey, British Columbia
                                 Canada V3W 1C4
                            Telephone: (604) 762-0755
                            Facsimile: (604) 592-6553

February 9, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:   Charito A. Mittelman

Dear Sirs:

Re:      Form SB-2 (File No. 333-128226)

We have filed an additional amendment to our registration on Form SB-2 in order to replace instances where are mineral claims are referred to by the improper name. All the other disclosure in the registration statement filed February 8, 2006 remains the same.

         Yours truly,

         /s/ Russell Field

         Globepan Resources, Inc.
         Russell Field, President